UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 29, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Van der Moolen Holding N.V.

File No. 1-16731 - CF#22341

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Van der Moolen Holding N.V. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 20-F filed on June 30, 2008.

Based on representations by Van der Moolen Holding N.V. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 4.11	through July 1, 2012
Exhibit 4.13	through July 1, 2012
Exhibit 4.14	through July 1, 2012

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Mike McTiernan
Special Counsel